Shanghai Century Acquisition Corporation

Proposes to Acquire

New Goal International Limited

February 2008

Cautionary Statements

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements are statements that are not historical facts. Such forward-looking statements about Shanghai Century, New Goal and their combined business after completion of the proposed acquisition, based upon the current beliefs and expectations of Shanghai Century's and New Goal's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which New Goal is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other competitors; timing, approval and market acceptance of new services and solutions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Shanghai Century's filings with the Securities and Exchange Commission, including its report on Form 10-K. The information set forth herein should be read in light of such risks. Neither Shanghai Century nor New Goal assumes any obligation to update the information contained in this presentation.

This material is not a substitute for proxy statement that Shanghai Century will file with the Securities and Exchange Commission and distribute to the shareholders in connection with the transaction. Investors are urged to read the proxy statement which will contain important information about Shanghai Century, New Goal, and the proposed transaction, including detailed risk factors. The proxy statement and other documents that will be filed by Shanghai Century with the Securities and Exchange Commission will be available free of charge at the SEC's website, (http://www.sec.gov), or by directing a request when such a filing is made to Shanghai Century Acquisition Corporation, 23rd Floor, Shun Ho Tower, 24 - 30 Ice House Street Central, Hong Kong SAR China, Attention: Franklin Chu.

Shanghai Century, New Goal and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement when it becomes available.

Shanghai Century Facts

➢ Shanghai Century Facts (as of February 19, 2008)

- Common Stock Price: $7.76
- Warrant Price: $0.45
- Shares Outstanding: 17.5 million (14.375 million public shares)
- Public Warrants Outstanding: 14.375 million
- Market Capitalization: $135.8 million
- Cash Balance: $113.1 million (as of September 30, 2007)
- Cash per Public Share: $7.87

➢ Schedule Update

- Proxy mailing – Mid to Late March
- Shareholders meeting – Mid to Late April
- Deadline for consummation of business combination – April 28,2008

** SHA qualified in Nov. 2007 as a Foreign Private Issuer

Kelun Transaction Update

- Announced May 2007 / Proxy filed August 2007
- Subsequent PRC internal policy changes make it highly unlikely that Kelun transaction will receive PRC approvals by April 2008
- PRC regulators encourage domestic listing in China
- SHA management has been active exploring other potential alternatives
- Feb 20, 2008 SHA and Kelun terminated the announced transaction

New Strategy

- **SHA management evaluated several alternative transactions with following characteristics**
  - No PRC approval process required
  - Meets U.S. filing approval and timetable
  - Industry leader with significant market share
  - Attractive valuation with significant growth potential
  - Value and EPS upside for existing shareholders
  - New Goal – management believes its potential growth, valuation and scalability make it highly attractive

Industry Background:
Significant Fixed Asset Investment



Fixed Asset Investment Growth In China
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
RMB Trillion
30%
25%
20%
15%
10%
5%
0%
Growth Rate
2002
2003
2004
2005
2006
2007

Source: China Statistic Year Book 2007 and National Development & Reform Commission of China

Industry Background:
Leasing and Structured Finance Opportunities



Leasing Volume as a Percentage of Country GDP (2006)
5.0
4.0
3.0
2.0
1.0
0.0
%
Hungary
Germany
USA
Japan
Brazil
Russia
Mexico
P.R. China

In 2006, leasing volume in China reached US$5.4 billion representing an annual growth rate of 30.2%

Source: White Clarke Global Leasing Report, London Financial Group, World Leasing Yearbook--2008

Industry Background: Significant Telecom Industry Capital Expenditure


PRC Telecom Capital Expenditures (RMB billions)
300
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

According to China's MII, the projected CapEx in the telecom industry is expected to reach RMB 1 trillion between 2006 and 2010

Source: China Ministry of Information Industry (MII)

Industry Background: Demand for Financing Solutions

Demand for innovative financing structure growing rapidly due to a number of industry reasons:

- **Telecoms (3G Rollout):** China Telecom, China Netcom and China Mobile expected to build mobile infrastructure; all 3G mobile carriers will likely require subscriber financing
- **Transportation:** PRC government expected to invest significantly in transportation developments including high speed railways and air transportation (airports/aircrafts)
- **Financial Infrastructure:** Increasing number of financial institutions and insurance companies looking to expand infrastructure will require increasing CapEx needs
- **Healthcare:** PRC Government expected to increase healthcare infrastructure investment
- **Corporate Automotive Leasing:** An exciting emerging business opportunity in China as large corporates readjust their balance sheets
- **Alternative Energy:** PRC government planned to increase renewable energy ratio up from 7% in 2005 to 10% and15% by 2010 and 2020, respectively, representing a total investment of RMB 2 trillion *

*Source: Mid-term & Long-term Development Planning of Renewable Energy, National Development & Reform Commission, Sept. 2007

Industry Background:
Demand for Financing Solutions

- **Increased demand for leasing and other innovative financing**:
  - Listed PRC entities need to offload non-core assets off balance sheet
  - 2006 PRC accounting standards - clarifies leasing standards and allows for off-balance sheet financing
  - Tax benefits are also clarified
  - Recent regulation provides clear protection for lease assets
  - Commercial banks have been pre-dominantly asset-based lending
  - Effective mechanism to facilitate cross-boarder financing solution for foreign capital

Industry Background:
Golden Opportunity for Leasing & Other Structured Financing

	Economic Development	Interest Rate Differential	Lending Environment	Acct & Legal Standards
New Goal	• China is one of the fastest growing economies worldwide	• Increasing interest rate gap creates arbitrage opportunities	• High rates and government policy creates difficult lending	• New standards revised in 2006 for leasing solutions

The current regulatory landscape and market conditions provide a strong backdrop for exponential growth for leasing products in China

Background on New Century International

- New Century International (NCIL) was established in 1994 with a strong history of operating success and profitability
- Kevin Ma, founder and CEO, is an industry pioneer in China
- A leader in leasing and structured finance in 2G Telecom and Office Automation
- Over $3 billion USD origination experience*
- Established brand and reputation with strong client base and funding capabilities
- Team of over 60 professionals
- Established funding facilities with leading PRC and international financial institutions
- Proven and profitable business model with lower risk profile

** Source: Leasing Committee of Foreign-Invested Enterprises Association in China*

Background on NCIL: Investment Grade Clients

中国移动通信 CHINA MOBILE	China unicom 中国联通	中国平安 PING AN OF CHINA	中国邮政储蓄银行 POSTAL SAVINGS BANK OF CHINA
CNC 中国网通	MOTOROLA	ORACLE	中国第一汽车集团公司 CHINA FAW GROUP CORPORATION
招商银行	China Shipping	GE	SIEMENS
AIG	ERICSSON TAKING YOU FORWARD	IBM	…and more

Background on NCIL: Comprehensive Financial Partners

ABN AMRO Bank
Aktiengescllschaft Bank
Bank of America (Asia) Ltd.
Banca Commerciale Italiana
Bank of America
Bank of China
Bank of Communications
Banque Nationale de Paris
Banque Paribas
Bayerische Hypo-und Vereinsbank
Chase Manhattan Bank
China Citic Bank
China Minsheng Bank
China Merchants Bank
Citigroup
Credit Agricole Indosuez
Credit Lyonnais
Deutsche Bank
Dredsner Bank AG

Everbright Bank of China
First Sino Bank
Hang Seng Bank Limited
Hanil Bank
HSBC
ING Bank
Industrial and Commercial Bank of China
KBC Bank N.V.
Kredietbank
Merita-nordbanken
Rabobank Netherland
Royal Bank of Canada
SEBanken
Svenska Handelsbanken
The Bank of East Asia
The Development Bank of Singapore
The Korea Development Bank
The Sanwa Bank
United Overseas Bank

And more……

Background on NCIL: Proven Business Model

- Not a traditional leasing and balance sheet financing business
- Identify clients' financing needs to originate, develop, arrange, warehouse and pass-on transactions to banks and other long-term funding partners
- Generate fees, vendor commissions/rebates and interest spreads as revenue income
- Low risk business model with high return potential on revenue and quality cash flow

Deal Summary Terms and Overview

Consideration

$32.1	million – Cash Consideration	
$50--$70	million – Equity contribution for Asset & Equipment Purchase	

Earn-out Consideration

Year	Net Income Target	Base Earn-out
2008	$20 million	4 million shares & warrants
2009	$34 million	4 million shares
2010	$57.8 million	4 million shares

- Kevin Ma and Asia Leader Investments Limited formed New Goal with exclusive rights to use NCIL license and facilities
- SHA will purchase 67% of New Goal from Asia Leader for $300,000 cash plus assumption of $50 m--$70 m capital contribution
- SHA will purchase remaining 33% of New Goal for $31.8 million

Note: The earn-outs are the base case scenario

Deal Summary Terms and Overview

- Kevin Ma, Vincent Chan and over 15 professionals become dedicated SHA/New Goal management
- SHA/New Goal receive license support from NCIL
- SHA/New Goal engage exclusively in designated businesses including: Energy Saving, Bank Automation, Alternative Clean Energy, Transportation, Healthcare, 3G Telecom Subscriber Financing & Infrastructure

Pro-Forma Transaction Summary

Shanghai Century			New Goal International		
			2008	2009	2010
Share Price (19 Feb 2008)	US$7.76				
		Earn-out Target Net Income (US$mm)	20.00	34.00	57.80
Shares Outstanding	17.5 mm	Growth Rate		70%	70%
Market Capitalization	US$135.8 mm				
		Earn-out Proposal			
Insider Shares	3.125 mm	Common Shares Issued (mm)	4.00	4.00	4.00
Public Shares	14.375 mm	Warrants Issued (mm)	4.00	0.00	0.00
Warrants	14.375 mm				
Option Units	1 mm	Pro Forma Shares Out. (mm)	17.50	21.50	25.50

- 4 mm earn-out units (1 common / 1 warrant) in 2008 with 50% pro-rata upside if 2008 exceeds $20 mm (up to $30 mm) and no minimum Pro Rata downside
- 4 mm earn-out shares per year in 2009 and 2010 with 25% pro-rata upside

Note: Earn-out targets are base case scenario, and not company guidance

Compelling Valuation

Pro Forma Valuation			
	2008	2009	2010
Pro Forma			
Earn-out Target Net Income *(US$mm)*	20.00	34.00	57.80
Pro Forma Net Income of SHA *(US$mm)*	18.00	32.00	55.80
Total Shares at Year-end *(mm)*	17.50	21.50	25.50
EPS *(US$/Share)*	1.03	1.49	2.19
Growth		45%	47%
Stock Price as of 19 Feb 2008 *(US$)*	7.76	7.76	7.76
P/E	7.5	5.2	3.5
PEG Ratio	0.17	0.12	0.08

Note (1): For Information Purpose Only. Excluding cost related to warrants, option and stock-compensation. SG&A expenses at SHA level assumed at US$2mm/year. Stock Price as of Feb 19, 2008

Note (2): Assuming no warrants and options exercised

Note (3): Earn-out targets are base case scenario, and not company guidance

SHA/New Goal Revenue Model

- On closing, New Goal will consummate lease agreements representing in excess of $50 million lease assets (Automotive & Bank Automation with Windmill program ready for signing)
- Future leases will be warehoused and transferred to financial institutions and partners on a non-recourse basis
- New Goal to focus on investment grade customers
- Leasing arrangements to be deal driven but structures are highly replicable across industries
- New Goal's revenue income to be comprised of advisory fees, interest spread, and vendor commissions
- Signed & identifiable contracts cover substantially most of 2008 earn-out target

Proposed SHA/New Goal Boards of Directors

Name	Age	Position
Anthony Lo	59	Chairman
Kevin Ma	45	CEO
Vincent Chan	35	COO and Acting CFO
Franklin Chu	59	Non-executive Director
Raymond Ch'ien	56	Independent Non-executive Director
Director to be Named		*Independent Non-executive Director*
Director to be Named		*Independent Non-executive Director*

Proposed SHA/New Goal Executive Officers

Kevin Ma, Chief Executive Officer
BSc in Computing – Hunan University
Mr. Ma founded NCIL in 1994. In 1996, Mr. Ma co-founded Newcourt Leasing (China) Corporation. From 1992 to 1994, Mr. Ma was the Vice President, China Economic and Trade Consulting Co. Ltd. From 1984 to 1992, he held various positions at MOFTEC

Vincent Chan, Chief Operating Officer and Acting Chief Financial Officer
BSc in Finance – Wharton School of Business, University of Pennsylvania
Master of Business Administration – Harvard Business School
Prior to NCIL, Mr. Chan served as CEO of Zymmetry Corporation, Asia's largest technology provider in the apparel industry. Prior to Zymmetry, Mr. Chan served as a Lead Consultant for Booz Allen & Hamilton where he specialized in the financial services sector

Rena Li, Senior Vice President and Acting Chief Risk Officer
BA in English – Foreign Language Institute of China; MS in Mathematics – Beijing University
Prior to NCIL, Ms. Li was in charge of operations at CIT Finance & Leasing Corp. and held senior positions in Newcourt Leasing Corp. and China Universal Leasing Company

Roger Luo, Senior Vice President
BA in English – Fudan University of Shanghai; MA in Accounting – State University of New York
Mr. Luo led and developed the securitization services practice at the Beijing office of one of the Big 4 accounting firms - specialized in structured finance advising clients on accounting and tax related issues, business infrastructure underlying securitization transactions

Proposed New Goal Management

Lei Wang, Senior Vice President – Transportation, 8 years with NCIL

Runhe Tao, Vice President – Finance, 5 years with NCIL

Kenny Shu, Vice President – IT Equipment, 5 years with NCIL

Hunter Pan, Vice President – Operations, 8 years leasing experience

Clarence Leung, Vice President – Operations, 9 years operation experience

Ping Qu, Vice President – Legal, 10 years legal experience

Stephanie Wang, Vice President – Energy, 7 years leasing experience

Jacques Ding, Vice President – Healthcare, 6 years structured finance experience

Nick Chu, Vice President – Auto, 2 years leasing experience